

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 22, 2008

By facsimile to (515) 395-8891 and U.S. Mail

Mr. Kenneth M. Clark
Chairman and President
East Fork Biodiesel, LLC
210 140th Avenue, P.O. Box 21
Algona, IA 50511

Re: East Fork Biodiesel, LLC
        Registration Statement on Form 10-SB and
        Amendment 1 to Registration Statement on Form 10-SB
        Filed January 28 and 29, 2008
        File No. 0-53040

Dear Mr. Clark:

        We reviewed the filing and have the comments below. Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1.   Effective February 4, 2008, the Commission has adopted a new system of disclosure rules for smaller companies filing periodic reports and registration statements. If East Fork Biodiesel files an amendment to the registration statement on or after February 4,

2008, East Form Biodiesel must file an amendment on Form 10. See Release No. 33-8876. For additional guidance, refer to "A Small Entity Compliance Guide" that is available on the Commission's website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

2.   Please revise to update your financial statements pursuant to Rule 3-12 of Regulation S-X.

Item 2. Management's Plan of Operations, page 14
Plan of Operations

3.   Expand MD&A to discuss your accounting for derivatives, including a description of the underlying items and transactions. Disclose quantities, prices, transaction dates and other relevant terms to clarify the factors used in valuing the derivative instruments on the balance sheet. Clarify the overall potential exposure from your short position with respect to home heating oil, in the event prices continue to increase. Consider including a sensitivity analysis clarifying your exposure on this position, as well as positions on the market value of soybean oil. Discuss the effect if anticipated transactions (e.g. forecasted soybean oil purchases and forecasted biodiesel sales) are no longer likely to occur due to plant shutdown or other events. Refer to paragraph 44 of SFAS 133, Article 4-08(n) of Regulation S-X and Section V of SEC Release 33-8350.

Security Ownership of Certain Beneficial Owners and Management, page 21

4.   Include the address of each beneficial owner. See Item 403(a) of Regulation S-B.

5.   In footnote (2), identify the three other persons with whom Mr. Dale Mechler shares voting and investment power for the units.

Directors and Executive Officers, Promoters and Control Persons, page 22

6.   In the biographical paragraphs of Messrs. Lennon Brandt, Kenneth M. Clark, Michael L. Duffy, Allen A. Kramer, Jack W. Limbaugh, Jr., Dean Ulrich, Dave Rosenmeyer, Lance White and Ms. Darci Propst, describe briefly their business experience during the past five years. See subparagraphs (a)(4) and (b) of Item 401 of Regulation S-B.

Certain Relationships and Related Transactions and Director Independence, page 28

7.   It appears that East Fork Biodiesel's directors and officers may be considered promoters. Provide all of the disclosures required by Item 404(c) of Regulation S-B, including the number of membership units that each director and officer purchased and the

consideration that each director and officer paid for his membership units. We note the disclosure under "Security Ownership of Certain Beneficial Owners and Management" on page 21 that East Fork Biodiesel's directors and officers own membership units. For additional guidance, refer to Release No. 34-54302A.

Financial Statements

Statement of Operations, page F-4

8.   You recognized $1.2 million of interest income during 2007 which was significantly higher than in the prior year. Please tell us and disclose what this income relates to and ensure that MD&A in your amended document discusses the impact interest income and the related increase during 2007 had on results of operations and liquidity.

Note 1. Nature of Business and Significant Accounting Policies, page F-7
Significant Accounting Policies

9.   You disclose that in December 2007 you generated gross sales of $3,150,000. Please revise to disclose your revenue recognition policy, specifically addressing how you are accounting and presenting sales made to REG and to any other third party customers and how your accounting complies with SAB 104.

10.   Please tell us and disclose the nature of the $1.2 million margin deposit recorded at September 30, 2007, your basis in the accounting literature for capitalization and method of amortization and how you evaluate this asset for recoverability

Note 4. Related Party Transactions, page F-11

11.   Disclosure states that East Fork Biodiesel paid a consulting company owned by its chief executive officer and a member of its board of directors for project coordination, administration, and consulting services under an unwritten, month to month consulting arrangement. Where a registrant is party to an oral contract that would be required to be filed as an exhibit under Item 602(b)(10) of Regulation S-B, the registrant should provide as an exhibit to the registration statement a written description of the contract. Please file the exhibit.

12.   Disclosure states that East Fork Biodiesel issued 50 units to Ag Visions Enterprises, LLC in lieu of cash payment of $50,000 for services under its consulting agreement with Ag Visions. Advise what consideration East Fork Biodiesel has given to filing the

agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

Note 5. Benefit Plans, page F-11

13.   You disclose that your unit appreciate rights provide for cash payment. Tell us how you are accounting for these cash settled awards and how your accounting complies with SFAS 123R.

Note 6. Commitments and Contingencies, page F-11

14.   With regard to your Management and Operational Services Agreement with REG, please tell us how you plan to account for and present the monthly fees paid to REG for their services. In this regard, specifically tell us how you are accounting for any marketing fees and commissions and how you have considered the conditions in paragraph 9 of EITF 01-9.

15.   You disclose that you have entered into two put option agreements which would require you to purchase land adjacent to your plant. Tell us how you are accounting for these put options and cite the authoritative literature that supports your accounting.

Exhibit Index

16.   Include an exhibit index immediately before the exhibits filed with the registration statement as required by Rule 102(d) of Regulation S-T.

Exhibits

17.   The financial statements' note 6 refers to these agreements:

- Two put option agreements entered into by East Fork Biodiesel on December 15, 2006 whereby the sellers can require East Fork Biodiesel to purchase property adjacent to its plant. One agreement provides for a purchase price of $120,750 plus 105% of the cost of any improvements made to the property before the option's exercise, and the other agreement provides for a purchase price of $236,250.

- An option agreement entered into by East Fork Biodiesel in May 2006 that provided East Fork Biodiesel the option to purchase additional adjacent land for $12,500 per acre in 10 acre increments covering 44 acres and expiring in May 2011.

Advise what consideration East Fork Biodiesel has given to filing the agreements as exhibits to the registration statement. <u>See</u> Item 601(b)(10) of Regulation S-K.

<u>Closing</u>

Please respond to the comments by filing an amendment to the registration statement and providing the supplemental information requested. Provide us a supplemental response that addresses each of the comments and notes the location of any corresponding revisions made in the filing. Note also the location of any material changes made for reasons other than responding to the comments. File the supplemental response on EDGAR as a correspondence file. We may raise additional comments after reviewing the responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of the response letter, any supplemental information, and the amended filing marked to indicate any changes.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require. Since East Fork Biodiesel and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to the comments, provide a written statement from East Fork Biodiesel in which it acknowledges that:

- East Fork Biodiesel is responsible for the adequacy and accuracy of the disclosure in its filings.

- Our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action on the filings.

- East Fork Biodiesel may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that East Fork Biodiesel provides us in our review of the registration statement or in response to our comments on the registration statement.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief